EXHIBIT 17.1

Sam Ringer

1044 Mingo Mountain Rd

Kettle Falls, Washington 99141

June 29, 2007

To the Board of Directors of LION Inc:

I hereby tender my resignation as a director of LION, Inc., effective immediately.

This was a very difficult decision for me, and a sad one, being one of the company’s founders. And while it is precipitated by the results of the recent election contest, it is rooted in the fact that my continued efforts to bring new and energetic management to LION would go unheeded by the rest of the board. I take comfort in the fact that the LION Shareholder Committee did not lose the election contest because of its message—those shareholders who received our solicitation materials and voted supported us in overwhelming numbers—but because we were late in our efforts, were unable to dissuade many of the banks and brokers from voting their street name positions on a discretionary basis in favor of management, and, frankly, did not have enough time to gather the additional proxies that would have enabled us to win. The other members of the LION Shareholder Committee join me in thanking the shareholders who voted for us to bring about a much needed change in leadership.

I would also like to use the opportunity of this letter to comment briefly on management’s June 13th solicitation letter to the LION shareholders. I believe it misrepresents my reasons for asking the shareholders for their proxies, and also materially misstates some key facts concerning my history at LION.

To begin, the letter states that I initiated the election contest because I wanted or needed a job. Far from it. What I needed and wanted is what all of LION’s other shareholders needed and wanted—that being a fresh vision for the company and a positive return on our investments in this company.

The letter also refers, erroneously, to a passage from a memorandum that I sent to the board in late August 2005 stating my concerns about the company’s leadership and recommending some changes. The passage was taken completely out of context. My memo outlined what I would do for LION were I named CEO. As you know, and as the board minutes will reflect, I was never given that opportunity. Consequently, I was never charged with developing a credible strategic plan, as the letter falsely states. That was and is management’s responsibility, and it has not been forthcoming, even to this day. (A copy of my August 2005 memorandum to the board accompanies this letter.)

The letter also refers, again erroneously, to the option package that was granted to me in April 2003, implying that LION’s failure to integrate the Ignition assets it purchased from Feddie Mac in December of that year was my fault. In point of fact, the options were granted to me some eight months before the Freddie Mac transaction occurred. Consequently, the performance targets could not have been related (and were not related) to the transaction. More to the point, the performance targets also conflicted with the new management team’s desire to replace most of the prior art with the purchased assets. My contributions as an engineer were no longer needed or wanted as a consequence of these decisions, and I thereafter decided to leave the company to pursue other challenges. This happened in September 2004, a mere nine months after the Freddie Mac acquisition.

The last few months have undoubtedly been difficult for LION, but I suspect the next few months will be even more challenging for the company and for the board, which is under a fiduciary duty to manage it prudently and with the best interests of the shareholders in mind. I wish you the best of luck in directing the company's future. More importantly, I urge you to give LION’s many problems your every attention so that the shareholders can enjoy a positive outcome. Selling LION to a buyer that can leverage the assets and provide greater value to the shareholders is one option.

I hereby request that you file this letter and the attached memorandum as an exhibit to the current report on Form 8-K the company is obligated to file with the SEC disclosing my resignation from the board and my reasons therefor.

Very truly yours,

Sam Ringer